UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED AUG 27 191

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 68061

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/13 (MM/DD/YY) AND ENDING 06/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LMV CAPITAL CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 EAST 26th STREET, 16th FLOOR
(No. and Street)

NEW YORK, NEW YORK 10010
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT BURNAT (212) 362-4488
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ARNOLD G. GREENE
(Name – *if individual, state last, first, middle name*)

866 UNITED NATIONS PLAZA, NEWYORK, N.Y. 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 8/28/14

OATH OR AFFIRMATION

I, ZEEV KLEIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LMV CAPITAL CORP., as of JUNE 30, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANINE RIVERA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01RI6156693
Qualified in Suffolk County
My Commission Expires 12/4/14

Janine Rivera
Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LMV CAPITAL CORP.

CONTENTS

JUNE 30, 2014

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(516) 742-2198
FAX (516) 742-5813

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
LMV Capital Corp.

I have audited the accompanying financial statements of LMV Capital Corp., which comprise the statement of financial condition as of June 30, 2014 and the related statements of operations, changes in stockholders equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. LMV Capital Corp.'s management is responsible for these financial statements. My responsibility is to express an opion on these financial statements based on my audit.

I conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor was I engaged to perform, an audit of its internal control over financial reporting. My audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the fianancial statements referred to above present fairly, in all material respects, the financial condition of LMV Capital Corp. as of June 30, 2014, and the results of its ooperations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of LMV Capital Corp. management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the under lying accounting and other records , as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the suplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Arnold G. Greene

August 20, 2014

LMV CAPITAL CORP.

STATEMENT OF FINANCIAL CONDITION

June 30, 2014

ASSETS

Cash		$ 13,038
Total assets		**$ 13,038**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accrued expenses		$ 4,000
Total Liabilities		4,000
Stockholder's Equity:		
Common stock, at par value of $0.0001, 200 shares authorized, issued and outstanding.	$ -	
Additional paid in capital	69,356	
Retained earnings (deficit)	(60,318	
Total Stockholder's Equity		9,038
Total Liabilities and Stockholder's Equity		**$ 13,038**

See notes to financial statements.

LMV CAPITAL CORP.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED June 30, 2014

Revenues:		
Fee income		$ -0-
Expenses:		
Bank Fees	$18	
Professional fees	14,439	
Registrations and assessments	2,479	
Total expenses		**16,936**
Net Loss		**$ (16,936)**

See notes to financial statements

LMV CAPITAL CORP.

STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2014

Cash flows from operating activities	
Net Loss	$(16,936)
Net cash provided by operating activities	**(16,936)**
Cash flows from investing activities	**-0-**
Stockholder contributions	18,000
Net increase in cash	**1,064**
Cash:	
Cash-Beginning, July 1, 2013	11,974
Cash-Ending, June 30, 2014	**$ 13,038**

The accompanying notes are an integral part of these financial statements.

LMV CAPITAL CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED JUNE 30, 2014

	Common Stock	Additional paid in Capital	Retained Earnings (deficit)	Total Stock-holder's Equity
Balance beginning of Period	$ -	$ 51,356	$ (43,382)	$ 7,974
Stockholder contributions	-	18,000		18,000
Net loss			(16,936)	(16,936)
Balance end of period	$	$ 69,356	$ (60,318)	$ 9,038

See notes to financial statements.

LMV CAPITAL CORP.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2014

1. ORGANIZATION AND NATURE OF BUSINESS:

LMV Capital Corp. (the "Company"), a Delaware corporation, was organized on September 17, 2008. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC", and is a member of the Financial Industry Regulatory Authority (""FINRA"). The primary business of the Company is advisory and placement services related to mergers and acquisitions for which it receives fees in various forms. The Company is a wholly owned subsidiary of LMV Capital Holdings Corp. (the "Stockholder").

2. SIGNIFICANT ACCOUNTING POLICIES:

USE OF ESTIMATES

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. REVENUE RECOGNITION

Commission income and related expenses are recorded on the accrual basis.

4. INCOME TAXES

The Company, with the consent of the Stockholder, has elected under the Internal Revenue Code (the "IRC") to be a Subchapter S Subsidiary Corporation ("Qsub"). The Stockholder has elected under the IRC to be a S Corporation. The Stockholder is responsible for filing the applicable tax returns and including the financial results of the Company. The Company does not file a tax return.

5. NET CAPITAL REQUIREMENTS:

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The rule requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. Net capital as reported on page 8 of this audited Form X-17A-5 indicates net capital of $9,038 In July 2014, the Company filed part IIA of Form X-17 A-5 (unaudited) and reported the same net capital of $9,038, which was $4,038 in excess of the minimum net capital.

The Company claims exemption from the requirements of rule 15c3-3, under Section (k) (2) (i) of the rule.

6. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with Landmark Ventures, Inc., an affiliate of the Company, which provides for the use of office space, furnishings and equipment free of charge.

LMV CAPITAL CORP.

COMPUTATION OF NET CAPITAL

JUNE 30, 2014

Stockholder's Equity		$ 9,038
Less: non-allowable assets		-0-
Net capital before haircuts		9,038
Less: haircuts on securities		-0-
Net capital		**9,038**
Greater of:		
Minimum dollar net capital required	$5,000	
or		
Minimum net capital required: (6.67% of aggregate Indebtedness $4,000)	267	5,000
Excess net capital		**$ 4,038**

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	**$ 4,000**
Percentage of aggregate indebtedness to net capital	**44.26%**

See notes to financial statements.

LMV CAPITAL CORP.

RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT

JUNE 30, 2014

Net capital per company's unaudited X-17A-5, Part IIA Filing (Focus Report)	$ 9,038
Adjustments:	-0-
Net capital per audited report, June 30, 2014	$ 9,038

There were no material differences between the audited and unaudited statements.

LMV CAPITAL CORP.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 FOR THE YEAR ENDED JUNE 30, 2014

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

The Company operates under the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3.

The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of June 30, 2014.

As the Company does not handle customer cash or securities, the Company does not have any Reserve Possession and Control Requirements with respect to SEC Rule 15c3-3.

LMV CAPITAL CORP.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2014

The Company claims exemption from the requirements of rule 15c3-3, under Section (k) (2) (i) of the rule.

As prescribed in the Company's FINRA membership agreement, the company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(i) and, therefore is not required to maintain a "Special Reserve Bank Account for the exclusive Benefit of Customers."

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(516) 742-2198
FAX (516) 742-5813

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
RULE 15C3-3 EXEMPTION REPORT
YEAR ENDED JUNE 30, 2014

To the Board of Directors and Stockholder's of
LMV CAPITAL CORP.

I have reviewed management's statements included in the accompanying exemption report in which (1) LMV Capital Corp. identified the following provisions of 17 C.F.R. 15c3-3(k) under which LMV Capital Corp. claimed an exemptin from 17 C.F.R. Section 240.15c3-3: (1), (2) (i), (2)(ii) or (3) (the "exemption provisions") and (2) LMV Capital Corp. stated that LMV Capital Corp. met the identified exemption provisions throughout the most recent fiscal year without exception. LMV Capital Corp. management is responsible for compliance with the exemption provisions and its statements. Exemption is claimed under SEC Rule 15c3-3 (K)(2)(i).

My review was conducted in accordance with the standards of the Public Company Accounting Oversignt Board (United States) and , accordingly, included inquiries and other required procedures to obtain evidence about LMV Capital Corp.'s compliance with the exemptin provisions. A review is substantially less in scope than an examination, the objerctive of which is the expression of an opinion on management's sttements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1), (2)(i), (2)(ii) or (3) of Rule 15c3-3 under the Securities Exchange Act of 1934.

August 20, 2014

LMV Capital Corp.
11 East 26th Street - Suite 1600
New York, NY 10010

Annual Audit Exemption Report

LMV Capital Corp claims that is was exempt from SEC Rule 15c3-3 throughout the fiscal year ended June 30, 2014.

Zeev Klein, on behalf of LMV Capital Corp makes the following statements to the best of his knowledge and belief:

1) LMV Capital Corp operates pursuant to SEC Rule 15c3-3 (k)(2)(i);
2) LMV Capital Corp. met the identified exemption provisions in SEC Rule 15c3-3(k) throughout the fiscal year without exception;

Zeev Klein, President

LMV CAPITAL CORP.

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FORM X-17A-5

FOR THE YEAR ENDED

JUNE 30, 2014